SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3

(Amendment No. 6)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Xstelos Holdings, Inc.
(Name of the Issuer)

Xstelos Holdings, Inc.
Jonathan M. Couchman
(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

984164103
(CUSIP Number of Class of Securities)

Jonathan M. Couchman
Chief Executive Officer
630 Fifth Avenue
Suite 2260
New York, New York 10020
(212) 729-4962
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$888,885	$97.86

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of approximately $888,885 by the Issuer in lieu of fractional shares immediately following a 1-for-2,000 reverse stock split to holders of fewer than 2,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $1.37 per pre-split share and 648,821 pre-split shares, the estimated aggregate number of shares held by such holders.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014 issued by the Securities Exchange Commission on August 30, 2013.

☒
Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $45.97
Form or Registration No.: Schedule 13E-3 (File No. 005-86816)	Date Filed: August 28, 2013

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INTRODUCTION

Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by (i) Xstelos Holdings, Inc., a Delaware corporation (the “Company”); and (ii) Jonathan M. Couchman, the Company’s Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer, in connection with a proposed transaction to deregister the Company’s shares of common stock, par value $0.001 per share (the “Common Stock”), under the federal securities laws.  At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of amendments to the Company’s Certificate of Incorporation to effect a 1-for-2,000 reverse stock split immediately followed by a 2,000-for-1 forward stock split of our outstanding Common Stock.

The initial filing of this Schedule 13E-3 and Amendment Numbers 1-3 were filed with the SEC concurrently with the filing of the Company’s initial preliminary proxy statement on Schedule 14A and Amendment Numbers 1-3 thereto, respectively, Amendment Number 4 to this Schedule 13E-3 was filed with the SEC concurrently with the filing of the Company’s definitive proxy statement on Schedule 14A, Amendment Number 5 to this Schedule 13E-3 was filed with the SEC concurrently with the filing of the Company’s supplement to proxy statement on Schedule 14A and Amendment Number 6 to this Schedule 13E-3 was filed with the SEC concurrently with the filing of the Company’s Supplement Number 2 to Proxy Statement on Schedule 14A (collectively, the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	SUMMARY TERM SHEET

Item 1001

The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

Item 1002

(a)	Name and Address.

The information set forth in the Proxy Statement under the caption “Description of the Reverse/Forward Stock Split - Background of Xstelos Holdings, Inc.” is incorporated herein by reference.

(b)	Securities.

The information set forth in the Proxy Statement under the caption “Description of the Reverse/Forward Stock Split - Description of Capital Stock” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Proxy Statement under the caption “Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.

(d)	Dividends.

The information set forth in the Proxy Statement under the caption “Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.

(e)	Prior Public Offerings.

Nothing to report / Not applicable

(f)	Prior Stock Purchases.

Nothing to report / Not applicable

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSONS

Item 1003

(a)	Name and Address.

The information set forth in the Proxy Statement under the captions “Description of the Reverse/Forward Stock Split - Background of Xstelos Holdings, Inc.” and “Description of the Reverse/Forward Stock Split - Description and Interests of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.

(b)	Business and Background of Entities.

Not applicable.

(c)	Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the caption “Description of the Reverse/Forward Stock Split - Description and Interests of Certain Persons in Matters to be Acted Upon” and Annex B thereto is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

Item 1004

(a)	Material Terms.

The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Structure of the Reverse/Forward Stock Split,” “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Stockholders,” “Description of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split,” “Special Factors - Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-2,000 Reverse Stock Split and to Effect a 2,000-for-1 Forward Stock Split” is incorporated herein by reference.

(b)	Business and Background of Entities.

Not applicable.

(c)	Different Terms.

The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Structure of the Reverse/Forward Stock Split,” “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Stockholders,” “Description of the Reverse/Forward Stock Split - Holders as of Effective Date; Net Effect After Reverse/Forward Stock Split,” and “Description of the Reverse/Forward Stock Split - Exchange of Certificates for Cash Payment or Shares” and Supplement Number 2 to the Proxy Statement is incorporated herein by reference.

(d)	Appraisal Rights.

The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Description of the Reverse/Forward Stock Split - Dissenters’ Rights” and “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-2,000 Reverse Stock Split and to Effect a 2,000-for-1 Forward Stock Split” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the caption “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Stockholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a)	Transaction.

Nothing to report / Not applicable

(b)	Significant Corporate Events.

Nothing to report / Not applicable

(c)	Negotiations or Contacts.

Nothing to report / Not applicable

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b)	Use of Securities Acquired.

Not applicable.

(c)	Plans.

(1)	None.

(2)	None.

(3)
The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Financial Effect of the Reverse/Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” and supplement number 2 to the Proxy Statement are incorporated herein by reference .

(4)	None.

(5)	The information set forth in the Proxy Statement under the caption “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(6)
The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(7)
The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(8)
The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

Item 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a)	Purposes.

The information set forth in the Proxy Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Background of the Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)	Alternatives.

The information set forth in the Proxy Statement under the captions “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)	Reasons.

The information set forth in the Proxy Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Background of the Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)	Effects.

The information set forth in the Proxy Statement under the captions “Special Factors - Structure of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors - Financial Effect of the Reverse/Forward Stock Split,” “Special Factors - United States Federal Income Tax Consequences of the Reverse/Forward Stock Split, “ and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 8.	FAIRNESS OF THE TRANSACTION

Item 1014

(a)	Fairness.

The information set forth in the Proxy Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse/Forward Stock Split,” “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Stockholders,” “Special Factors - Recommendation of the Board; Fairness of Reverse/Forward Stock Split,” “Special Factors - Fairness Determination by Jonathan M. Couchman,” “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse/Forward Stock Split,” “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Stockholders,” “Special Factors - Recommendation of the Board; Fairness of Reverse/Forward Stock Split,” “Special Factors - Fairness Determination by Jonathan M. Couchman,” “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)	Approval of Security Holders.

The information set forth in the Proxy Statement under the captions “Special Factors - Vote Required,” “Questions and Answers About the Reverse/Forward Stock Split” and “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-2,000 Reverse Stock Split and to Effect a 2,000-for-1 Forward Stock Split” is incorporated herein by reference.

(d)	Unaffiliated Representative.

The information set forth in the Proxy Statement under the caption “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Stockholders” is incorporated herein by reference.

(e)	Approval of Directors.

The information set forth in the Proxy Statement under the caption “Special Factors - Background of the Reverse/Forward Stock Split” and “Special Factors - Recommendation of the Board; Fairness of Reverse/Forward Stock Split” is incorporated herein by reference.

(f)	Other Offers.

Not applicable.

Item 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015

(a)	Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the caption “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Stockholders” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

(c)	Availability of Documents.

Not applicable.

Item 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)	Source of Funds.

The information set forth in the Proxy Statement under the caption “Financing of the Reverse/Forward Stock Split” and “Proposals One and Two – Amendments to the Company’s Certificate of Incorporation to Effect a 1-for-2,000 Reverse Stock Split and to Effect a 2,000-for-1 Forward Stock Split” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Proxy Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)	Expenses.

The information set forth in the Proxy Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Financial Effect of the Reverse/Forward Stock Split” and “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a)	Securities Ownership.

The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 12.	THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)	Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Background of the Reverse/Forward Stock Split,” “Special Factors - Vote Required” and “Special Factors - Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split - Description and Interests of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.

(e)	Recommendations of Others.

The information set forth in the Proxy Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Background of the Reverse/Forward Stock Split,” “Special Factors - Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and “Special Factors - Fairness Determination by Jonathan M. Couchman” is incorporated herein by reference.

Item 13.	FINANCIAL STATEMENTS

Item 1010

(a)	Financial Information.

(1)	The information set forth in the Proxy Statement under the caption “General Information About the Special Meeting – Certain Financial Information” is incorporated herein by reference.

(2)	The information set forth in the Proxy Statement under the caption “General Information About the Special Meeting – Certain Financial Information” is incorporated herein by reference.

(3)	The information set forth in the Proxy Statement under the caption “General Information About the Special Meeting – Certain Financial Information” is incorporated herein by reference.

(4)	The information set forth in the Proxy Statement under the caption “General Information About the Special Meeting – Certain Financial Information” is incorporated herein by reference.

(b)	Pro forma Information.

Not applicable.

Item 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)	Solicitations or Recommendations.

Not applicable.

(b)	Employees and Corporate Assets.

Not applicable.

Item 15.	ADDITIONAL INFORMATION

Item 1011

(b)	Other Material Information.

The information set forth in the Proxy Statement, including all annexes thereto, supplements thereto and each exhibit hereto, is incorporated herein by reference.

Item 16.	EXHIBITS

Item 1016

(a)(1)
The Company’s Proxy Statement on Schedule 14A initially filed with the Securities and Exchange Commission on August 28, 2013, as amended by Amendment No. 1 to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 8, 2013, as amended by Amendment No. 2 to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 29, 2013, as amended by Amendment No. 3 to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 6, 2013, is incorporated herein by reference.

(a)(2)	The Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 21, 2013, is incorporated herein by reference.

(a)(3)	Supplement to the Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on November 25, 2013, is incorporated herein by reference.

(a)(4)	Supplement Number 2 to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 13, 2013, is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Xstelos Holdings, Inc.

Date: December 13, 2013	By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman
President and Chief Executive Officer

	By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman

EXHIBIT INDEX
Exhibit Number	Description

(a)(1)
Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached thereto (initially filed with the Securities and Exchange Commission on August 28, 2013, as amended by Amendment No. 1 to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 8, 2013, as amended by Amendment No. 2 to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 29, 2013, as amended by Amendment No. 3 to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 6, 2013, is incorporated herein by reference.

(a)(2)	The Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 21, 2013, is incorporated herein by reference.

(a)(3)	Supplement to the Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on November 25, 2013, is incorporated herein by reference .

(a)(4)	Supplement Number 2 to the Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on December 13, 2013, is incorporated herein by reference.